SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated July 15, 2026 “AVAILABILITY OF VISION 2028 CAPITAL PROJECTS UPDATE PRESENTATION”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: July 15, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

AVAILABILITY OF INVESTOR PRESENTATION
DRDGOLD hereby advises shareholders that Mr Niël Pretorius, the Chief Executive Officer of the Company, will present an update on the Company’s Vision 2028 capital project during a webinar hosted by the JSE Limited, at 09:00 today, Wednesday, 15 July 2026.
The presentation includes updates on a new capital project at Far West Gold Recoveries’ Driefontein 2 plant, the status of commissioning timelines for the Vision 2028 capital projects and revised capital forecasts. A copy of the presentation will be made available on the Company’s website from 09:00 today at:
https://www.drdgold.com/jdownloads/Downloads/capital-projects-update-presentation.pdf
For further information, please contact Investor and Media Relations at:
DRDGOLD_Communications@thirdactconsultants.com
Johannesburg
15 July 2026
Sponsor
One Capital